MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL
CONDITION  AND RESULTS OF OPERATIONS

INTRODUCTION

World Heart Corporation and its subsidiaries are collectively referred to as "WorldHeart" or the "Corporation". The following discussion explains material changes in the Corporation's financial condition and results of operations for the year ended December 31, 2002 with comparisons to the years ended December 31, 2001 and 2000. Such discussion and comments on the liquidity and capital resources of the Corporation should be read in conjunction with the information contained in the consolidated financial statements and related notes to the financial statements of the Corporation. In this discussion, references to "dollars" or "$" or "Cdn $" are to Canadian dollars and references to "US dollars" or "US$" are to United States dollars.

The discussion and comments contained herunder, include both historical information and forward-looking information. The forward-looking information, which generally is information stated to be anticipated, expected, or projected by the Corporation, involves known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Corporation to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development of new products for use in the human body, the Corporation's need for significant additional funding, the Corporation's need to establish reimbursement mechanisms and product acceptance from third-party payers, extensive government regulation of the Corporation's products, and rapid developments in technology, including developments by competitors.

OVERVIEW

WorldHeart is a medical device company currently focused on the development and commercialization of pulsatile ventricular assist devices through operations in Oakland, California, United States and Ottawa, Ontario, Canada. WorldHeart is currently focused on two technologies, Novacor(R) LVAS (Novacor LVAS) and HeartSaverVAD(TM) (HeartSaver).

The HeartSaver program originated from licensed artificial heart and related technologies developed by the Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation. During 1996, the Corporation entered into a research agreement with CVD under which the Corporation agreed to fund a substantial portion of CVD's remaining research efforts relating to the HeartSaver artificial heart technology, and all of the costs related to the commercialization of the technology.

On June 30, 2000, the Corporation, through World Heart Inc., a wholly owned subsidiary of World Heart Corporation, acquired the business, including assets and liabilities, of Edwards Novacor LLC (Novacor) from Edwards Lifesciences LLC (Edwards). The total purchase price of the acquisition was approximately $62.5 million, which included $58.9 million of Series A cumulative participating preferred shares of World Heart Inc. The acquisition was accounted for using the purchase method and World Heart Inc.'s operating results have been included in the consolidated financial statements from June 30, 2000.

As a result of the acquisition, WorldHeart manufactures and distributes the Novacor LVAS. The Corporation sells this product internationally through Edwards, with the exception of the United

States where the Corporation sells directly. Prior to the acquisition, the Corporation had no commercial sales.

During 2002 there were a number of significant events which impacted on delivery of the Corporation's key strategic objectives, as follows:

     o the Corporation's ePTFE enhanced inflow conduit, which leads blood from the heart to the device, was released for sale in Europe and, subsequent to year-end on January 14, 2003, was approved for use in the U.S. by the Food and Drug Administration (FDA);

     o the Corporation submitted a pre-market approval (PMA) supplemental application to the FDA requesting approval for "Destination Therapy" or the long-term use of the Novacor LVAS in the U.S. The application was accepted for filing by the FDA on November 22, 2002, and granted expedited review status;

     o the Novacor LVAS became the first heart assist device approved for commercial sale in Japan; initial sales to this market exceeded our expectations; and

     o the Corporation suspended its pre-clinical trial program for its original HeartSaverVAD, and announced the consolidation of next generation product development efforts into an optimized HeartSaverVAD.

RESULTS OF OPERATIONS

All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and is stated in Canadian dollars.

Consolidated results of operations

-----------------------------------------------------------------------------------------------------------
                                     Year ended   As a %     Year ended   As a %     Year ended     As a %
                                   December 31, of gross   December 31, of gross   December 31,   of gross
                                           2002  revenue           2001  revenue           2000    revenue
-----------------------------------------------------------------------------------------------------------

Revenue
  Gross revenues                   $ 10,764,473           $  9,086,504             $ 5,173,061
  Less : Edwards guarantee fee        (657,542)       6%     (833,880)       9%      (498,576)        10%
                               ----------------------------------------------------------------------------
                                     10,106,931      94%     8,252,624      91%      4,674,485        90%

Cost of goods sold
  Direct materials and labour       (4,593,627)      43%    3,925,702)      43%    (2,443,610)        47%
  Overhead and other                (5,275,104)      49%    4,361,356)      48%    (4,825,735)        93%
                               ----------------------------------------------------------------------------
                                    (9,868,731)      92%   (8,287,058)      91%    (7,269,345)       140%
                               ----------------------------------------------------------------------------

Gross margin                            238,200       2%      (34,434)       0%    (2,594,860)      (50)%

Selling, general and admin.        (10,499,075)           (11,078,320)             (6,760,277)
Research and development           (25,016,365)           (35,774,623)            (18,395,885)
Amortization of intangibles         (7,322,503)           (15,209,647)             (7,491,865)
Foreign exchange gain (loss)            476,649            (2,913,150)                (16,686)
Investment income                       134,255              1,209,125               2,380,983
Interest and financing
expenses                            (7,772,300)            (6,853,763)             (3,049,792)
Recovery of future income
taxes taxes                                   -              4,988,244               5,542,960
                               ----------------------------------------------------------------------------

Net loss                          $(49,761,139)           $(65,666,568)           $(30,385,422)
-----------------------------------------------------------------------------------------------------------

Revenues. WorldHeart sells its products through a direct sales force in the United States and through its distributor, Edwards, outside the United States. The Novacor LVAS and related equipment account for all of WorldHeart's product sales.

Revenues for the fiscal years ended December 31, 2002 and 2001 reflect commercial activities relating to Novacor LVAS for a full fiscal year. Revenues for the fiscal year ended December 31, 2000 reflect the six-month period from July 1, 2000 to December 31, 2000. As mentioned above, there were no commercial activities prior to the June 30, 2000 acquisition of Novacor.

In its distribution agreement with Edwards, WorldHeart is required to pay a minimum gross margin guarantee in the event that Edwards' gross margin generated on the sales of WorldHeart's products are below US$2 million annually. The guarantee shortfall is accounted for as a reduction of revenues.

Revenues from sales of the Novacor LVAS and related equipment during fiscal 2002 increased by 22% from 2001 to $10.1 million. Revenue growth was lower than anticipated, largely as a result of the later than expected European roll-out of ePTFE conduits late in the second quarter, rather than during the first quarter, as had been anticipated. U.S. sales were also flat, due in part to some clinics preferring to wait for an FDA approval of the ePTFE conduits (which occurred subsequent to year end) and also to concerns about product delivery related to the Corporation's strained working capital position. WorldHeart regards the slowdown in growth of U.S. sales as temporary, in light of the addition and/or re-activation of 14 U.S. clinics during 2002, and having in mind strong sales growth in Europe and Canada as well as stronger than expected sales in Japan during the product's first year of commercial availability.

The significant increase in gross revenues in 2001 over 2000 is on account of the acquisition of the revenue producing Novacor assets at the end of the second quarter of 2000.


Cost of Goods Sold. With the aforementioned change in product and development strategy that has resulted in WorldHeart concentrating its commercial efforts exclusively on the Novacor LVAS until at least 2006, an initiative is now under way to reduce the cost of sales of the Novacor LVAS and related hardware and equipment.

Reduced unit cost of sales is expected to result from increased volume and corresponding pricing and labour efficiencies; by employing more conventional manufacturing processes; and through the modernization of the manufacturing operations.

For 2002 the overall cost of sales remained relatively constant at 92% of gross sales as compared to 91% in 2001.

Direct material and labour costs were 43% of gross sales for both 2002 and 2001 and was 47% in 2000.

Overhead and other costs include direct overhead costs, indirect overhead allocations and royalties. The Company is currently operating at levels significantly below its capacity and, therefore, in general, overhead and other costs should be declining in proportion to increases in gross revenues. In 2002 overhead and other costs increased by $914,000 to $5.3 million from $4.4 million. Overheads were lower in 2001 as a result of an adjustment to previous periods' estimates for required net realizable inventory reserve and provision for warranty costs. The effect was an increase of approximately $712,000 to inventory and correspondingly lower overhead and other costs attributable to Novacor sales. In addition, royalty costs of 5% of sales have increased during 2002 as a result of higher sales.

Overall, the gross margin is expected to continue to improve as sales volumes of the Novacor LVAS increase.

Selling, General and Administrative. Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, sales, marketing, accounting and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

In 2002 selling, general and administrative expenses decreased by $579,000, or 5%, to approximately $10.5 million. Increases in selling and marketing costs of approximately $.9 million were mainly on account of higher employee costs associated with the Corporation's actions to increases its direct sales presence in the U.S. and as a result of commissions on higher sales. These increases were more than offset by reductions in general and administration costs of approximately $1.5 million.

2001 selling, general and administrative expenses increased by $4.3 million or 64% as compared to 2000 and reflect the first full year of operations subsequent to the mid-year acquisition of Novacor and the corresponding Oakland facility in 2000. These incremental Oakland and Novacor costs added approximately $1.2 million to the selling, general and administrative costs in 2001 as compared to 2000. Also, approximately $2.0 million of the year-over-year increase related to initiatives the the Corporation took in order to increase clinical awareness of WorldHeart and its products.

The Corporation will continue to increase its marketing and promotional activity during 2003 associated with enhancements to the Novacor LVAS and, potentially, in response to a destination therapy approval in the U.S.

Research and Development. Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, and configuration of equipment, trial expenses, regulatory affairs and quality control with respect to prototype development.

Research and development costs in 2002 decreased by approximately $10.8 million or 30% to $25.0 million. Lower research and development costs are on account of lower Novacor LVAS INTrEPID trial costs in 2002 and the decision that was made mid-year to merge the three HeartSaver development programs into one optimized HeartSaverVAD development program. The INTrEPID trial commenced in 2000 to support the use of the Novacor LVAS as an alternative to medical therapy. The merged HeartSaver development program resulted in a reduction of research and development-related employees and costs. In addition, government assistance accounted for approximately $1.7 million of the decrease as reductions to research and development expenses on account of government programs increased in 2002 to $4.5 million from $2.8 million.

In 2001 research and development expenses increased by $17.4 million or 94% from 2000. A significant portion of the increase is on account of only six months of activity relating to the Oakland operation in the 2000 fiscal year from the date of the Novacor acquisition. The increase is also the result of expenses relating to the INTrEPID trial for Novacor LVAS, research activities undertaken to further the development of HeartSaver and commencement of formal pre-clinical trials of HeartSaver.

Amortization of Goodwill and Intangibles. Due to changes in accounting pronouncements (Canadian Institute of Chartered Accountants Section 3062 "Goodwill and Other Intangible Assets"), which was adopted by the Corporation at the start of the fiscal year beginning January 1, 2002, amortization has been significantly reduced as goodwill and indefinite life intangibles are no longer amortized. This has resulted in a significant decrease in amortization from $15.2 million in 2001 to $7.3 million in 2002. These assets are now tested annually for impairment. The results of the impairment testing during 2002 lead management to determine that no impairment exists and that no adjustment to goodwill was required.

Other intangible assets, consisting of purchased technology, patents, trademarks and other identified rights, continue to be amortized over their legal or estimated useful lives, whichever is shorter, which range from 3 to 5 years.

Fiscal 2000 reflects only six months of amortization from the date of the acquisition of the Novacor assets.

Foreign Exchange Gains and Losses. WorldHeart recorded a foreign exchange gain of $477,000 for 2002 compared to a loss of $2.9 million in 2001 and a nominal loss in 2000. Certain balance sheet items are denominated in foreign currencies (predominantly the U.S. dollar). Foreign exchange gains and losses arise when the value of the Canadian dollar changes relative to the value of these foreign currencies. The majority of the foreign exchange gains and losses can be attributed to the Company's preferred shares which are denominated in U.S. dollars. In 2002 the Canadian dollar strengthened by approximately 1.1% versus the U.S. dollar which resulted in a foreign exchange gain of approximately $477,000. In 2001 the Canadian dollar weakened by approximately 6.2% against the U.S. dollar which resulted in a foreign exchange loss of $2.9 million.

Investment Income. Interest income primarily represents interest earned by the Corporation on its cash equivalents and short-term investments.

Interest income has decreased to $134,000 in 2002 from $1.2 million in 2001 and $2.4 million in 2000 reflecting significantly lower average cash equivalents and short-term investment balances during the year and, in general, a declining interest rate environment during the period.

Interest Expense and Financing Costs. The preferred shares are being accounted for in accordance with their substance and are presented in the financial statements according to their debt and equity components measured at their respective fair values at the time of issue. The debt components have been calculated as the present value of the interest payments discounted at 12%, approximating the interest rate that would have been applicable to non-convertible debt at the time the preferred shares were issued. Interest expense is determined on the debt component as the amount necessary to increase the debt component to its face amount plus accumulated dividends at maturity. Total non-cash interest expense for the 2002 fiscal year was approximately $7.7 million. The corresponding amount for the 2001 fiscal year was $6.8 million and for 2000, which included only six months of interest, was approximately $3.0 million. Other interest and financing costs in 2002 totaled approximately $122,000.

Recovery of Future Income Taxes. At the date of the acquisition of the Novacor assets in 2000 the Corporation recognized an income tax liability of $10.5 million. The Corporation has subsequently recognized future income tax recovery amounts on the losses incurred in the United States only to the extent of the $10.5 million liability (2001 - $5.0 million; 2000 - $5.5 million). This recovery was calculated as 41% of the net loss of World Heart Inc. The Canadian operations have both operating loss carryforwards and scientific research and experimental development expenditure carryforwards available to offset future income taxes. The benefit of these carryforwards has not been recorded in the financial statements.

CAPITAL EXPENDITURES

------------------------------------------------------------------------------
                                    2002            2001             2000
------------------------------------------------------------------------------

Capital Expenditures            $610,198      $1,205,121         $ 902,398
------------------------------------------------------------------------------

Capital expenditures declined in 2002 and related primarily to various manufacturing, research, testing and office equipment. Higher capital expenditures of the same nature were made in 2001 as WorldHeart prepared for pre-clinical and clinical trials.

At December 31, 2002, WorldHeart occupied two locations. The main Ottawa location comprises 22,755 square feet of manufacturing and office space with a lease that is being renewed on an annual basis on terms consistent with prior years. A satellite office in Ottawa was vacated during the fourth quarter in light of the reduction in staff resulting from the above-mentioned strategic change implemented in the third quarter. The lease on this space would have expired in December 2003, but an early cancellation, at a breakage cost of $43,000 was negotiated subsequent to year-end. The third location is in Oakland with two buildings consisting of approximately 40,000 square feet of manufacturing and office space. The Oakland leases were renewed in 2002 for a five-year term expiring on April 30, 2007.

EMPLOYEES

The Corporation is committed to employing qualified personnel with appropriate expertise in its research and development and its business operations. At December 31, 2002, the Corporation employed approximately 150 full-time staff and consultants.

In addition to these staff members, there are approximately 90 clinical and professional staff and volunteers, affiliated with CVD, involved in the HeartSaver project.

LIQUIDITY AND CAPITAL RESOURCES

WorldHeart will continue to be dependent on its ability to obtain additional capital in order to fund its HeartSaverVAD research and development program and to fund its current commercial operations until they achieve profitability.

Financing Transactions. In January 2003, subsequent to year-end, WorldHeart completed financings for gross proceeds of $13 million. These transactions consisted of a private placement of equity of $3 million ($2.6 million net of costs and fees) and debt totaling $10 million. The private placement included 2,343,750 units at a price of $1.28 per unit. Each unit comprises one WorldHeart common share and one warrant to purchase a common share of WorldHeart for a period of five years at $1.60 per share. In addition, a total of 234,374 warrants were also granted to the placement agent. Each warrant is exercisable for two years at a price of $1.60 into one WorldHeart common share and one compensation warrant. Each compensation warrant is exercisable at a price of $1.60 into one WorldHeart common share at any time prior to the end of fiscal 2007. The debt consisted of a $7 million senior loan and a $3 million subordinated loan. The loans mature on July 31, 2003 and bear an annual interest rate of 18% payable monthly. The

Lenders were paid a fee equal to 4% of the gross loan amounts and also received a total of 3,000,000 warrants, each exercisable into one WorldHeart common share for a period of five years at a price of $1.60 per share. As collateral for the loans the Corporation provided general security agreements over all of its assets.

Late in 2002 the Corporation completed a $2 million loan transaction in order to fund short-term working capital until the above noted transactions could be completed. The interest rate was 2% per month and included 400,000 warrants each exercisable for a five year period into one WorldHeart common share at a price of $1.30 per share and with a provision that, in the event that the loan was repaid prior to its June 18, 2003 maturity date, the number of warrants would be reduced to 200,000. Subsequent to the 2002 year-end the loan was repaid from the proceeds of the debt transactions detailed above, and the number of warrants issued with respect to this transaction was reduced to 200,000.

Also, during the fourth quarter of 2002 WorldHeart sold accounts receivable totaling US$1,095,000 to Edwards for cash totaling US$540,000 and the set off of accounts payable owed by WorldHeart to Edwards totaling US$555,000. The proceeds of this sale were used to fund short-term working capital requirements until the above noted transactions could be completed.

Funding in 2001 resulted from the issue of 3,027,000 special warrants through a private placement for net proceeds of $14.9 million. Each special warrant was convertible into one common share and one warrant to purchase a common share. During 2002 the special warrants were converted into an equivalent number of common shares and warrants. In addition, during 2001 the Corporation and New Generation Biotech (Equity) Fund ("NewGen"), an Ontario labour sponsored venture capital investment fund, subscribed for an equal number of common shares of 2007262 Ontario Inc. ("2007262"). In return for preferred shares and a promissory note in the amount of $2.0 million, the Corporation transferred certain technology and assets to 2007262. The promissory note was paid to the Corporation prior to year-end and the remainder of the cash was used in 2002 to fund research and development activities. NewGen purchased preferred shares in 2007262 for gross proceeds of $3.5 million. The Corporation consolidated 2007262 Ontario Inc. into its results for the year ended December 31, 2001.

In 2000, the Corporation issued 850,000 common shares for net proceeds of $15 million and as part of the Novacor acquisition, the Corporation issued convertible preferred shares for US$20 million. The preferred shares are convertible at US$14.55 into 1,374,570 common shares, plus additional common shares for the accumulated but unpaid dividends to the date of conversion. Also during 2000, 12,282 shares were issued for $116,147 upon the exercise of stock options issued under the Employee Stock Option Plan. Additionally, during 2000, common shares were issued for $765,054 to underwriters of previous equity issues who exercised a portion of their compensation warrants.

Year-end Liquidity. At December 31, 2002, the Corporation had a working capital deficiency of $8.1 million as compared to working capital of $26.2 million in 2001. The Corporation had available cash of $248,000 versus cash, cash equivalents and short-term investments of $22.2 million in 2001.

The decrease in working capital in 2002 and 2001 is the result of an investment of cash and increase in accounts payable in order to fund research and development activities associated with the HeartSaverVAD and the net losses associated with the Novacor LVAS commercial operations and other general corporate costs.

Cash totaling $1.2 million has been pledged against a US$750,000 letter of credit issued by WorldHeart in support of the Company's obligations under its Oakland, California premises leases and is not available for general operations.

As noted previously WorldHeart completed equity and debt transactions totaling $13 million subsequent to the 2002 year-end. In order to repay the $10 million of collateralized loans which matures July 31, 2003, and continue to fund losses from operations and other obligations, WorldHeart will have to complete one or more financing transactions within the first half of fiscal 2003.

Commitments

As at December 31, 2002 the Corporation's obligations and commitments to make payments are as follows.

-----------------------------------------------------------------------------------------------------------
                                                             Payments Due by Period
Contractual Obligations                       Total    Less than 1   1 - 3 years   4 - 5 years      After 5
                                                              year                                    years
------------------------------------------------------------------------------------------------------------
Capital Lease Obligations                $   64,923     $   64,923    $        -    $        -       $    -
Operating Leases                          5,179,528      1,729,141     2,153,939     1,296,448            -
Guaranteed Distribution Fees
    (in US$)                              6,000,000      2,000,000     4,000,000             -            -
Short-term Loan                           2,000,000      2,000,000             -             -            -
------------------------------------------------------------------------------------------------------------

The Guaranteed Distribution Fee amounts relate to the US$2 million minimum gross profit guarantee under the distribution agreement with Edwards . US$2 million per year is the maximum exposure; the shortfall offset against revenue in 2002 was approximately US$426,000 (2001 - US$547,369; 2000 - US$332,074). The 2001
shortfall included an accrual for 2002 in the amount of $318,000; no amounts have been accrued for years subsequent to 2002.

------------------------------------------------------------------------------------------------------------
                                                  Amount of Commitment Expiration Per Period
Other Commercial Commitments           Total Amounts     Less than 1  1 - 3 years  4 - 5            After 5
                                           Committed            year                    years         years
------------------------------------------------------------------------------------------------------------
Standby Letters of Credit:
     Canadian dollars                       $ 78,312        $ 78,312            -           -             -
     US dollars                           US$750,000      US$750,000            -           -             -
------------------------------------------------------------------------------------------------------------

The Canadian dollar letter of credit is in support of obligations under the capital lease which will be repaid in 2003. The U.S. dollar letter of credit is in support of WorldHeart's lease obligations for its premises in Oakland, California. Cash in the amount of US$750,000 has been pledged in support of the letter of credit.

MARKET RISK

WorldHeart is subject to interest rate risk occasionally on investments that it makes with excess cash.

Market risk is mitigated by close adherence to an established investment policy, which has been approved by the Board of Directors. The policy sets conservative criteria with respect to liquidity and counter-party diversification. Management believes the Corporation is not significantly exposed to capital risk as the portfolio consists of high quality instruments that are short term in nature and are well diversified. There exists modest income exposure to a decline in interest rates. This is not significant due to the short terms to maturity of the instruments held.

The Corporation has a significant level of assets and liabilities denominated in foreign currencies, predominantly U.S. dollars as a result of its U.S. operations, and U.S. dollar-denominated preferred shares. Occasionally WorldHeart enters into foreign exchange contracts in order to manage its foreign exchange exposure. At December 31, 2002 there were no outstanding foreign exchange forward contracts.

CRITICAL ACCOUNTING ESTIMATES

The Corporation's critical accounting estimates relate to the following:

     o Estimating future sales to ascertain if an obligation exists under the Edwards' distribution agreement;

     o    Estimating slow moving and obsolete inventory;

     o    Valuation of intangible assets and goodwill;

     o    Accounting for government assistance;

     o    Tax credit receivable; and

     o    Income taxes.

Under a distribution agreement with Edwards, Edwards is guaranteed a minimum of US $2 million in annual gross margin from the sales of the Corporation's products. The Corporation's policy is to accrue as payable any shortfall in the US $2 million guaranteed gross margin for the year or for future years when, based on estimated future sales to Edwards, it appears likely that the guaranteed gross margin will not be met. If sales to Edwards were to drop from the current estimates, the amount ultimately owed would be greater than the current estimate. At December 31, 2002 there is no reserve for additional guarantee fees that may be incurred subsequent to 2002 as the Corporation believes that sales levels will be sufficient to meet the minimum guarantee.

The Corporation has established reserves for slow moving inventory. To the extent inventory movement is not as anticipated, the current inventory reserve needed for slow moving items may be higher or lower than that reserved at December 31, 2002.

During the year, the Corporation adopted the new rules on accounting for goodwill and other intangible assets. As a result, goodwill is no longer amortized but, rather, is tested for impairment annually and any impairment recognized. WorldHeart has completed its goodwill impairment tests and concluded that no impairment exists and has made no adjustment to goodwill during 2002. Other intangible assets were also reviewed and it was determined that no impairment has occurred. The Corporation continues to amortize other intangible assets over their estimated useful life.

Government assistance is recognized when the expenditures that qualify for assistance are made and the Corporation has complied with the conditions for receipt of government assistance. Government assistance is applied first to reduce the carrying value of any assets and next to reduce eligible expenses incurred in the year. A liability to repay government assistance, if any, is recorded in the period when the conditions arise that cause the assistance to become repayable. At December 31, 2002 there is no accrual for receivables from Technology Partnerships Canada because the Company has determined that it may be ineligible for further funding as a result of scope changes that resulted form the merging of the three HeartSaver development programs in 2002. The Corporation is considering a revision to the current TPC contribution agreement and/or a new TPC application that would cover the optimized HeartSaver development program. To date, the Corporation has received approximately $7.0 million of the $10.0 million that was available under the current contribution agreement.

Under the Ontario Business Research Institute (OBRI) tax credit program, the Corporation accrued a tax credit receivable in the amount of $2.8 million during 2001. This was associated with research payments made to the Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation from 1997 to 2000. At year-end this claim was in the process of being audited by the Ontario Government's Ministry of Finance (Ministry).

On April 14, 2003, subsequent to year-end, the Corporation received a preliminary assessment from the Ministry detailing adjustments that it is proposing to reduce the Corporation's claim under the OBRI tax credit program. This preliminary assessment was issued subsequent to changes that were proposed to the OBRI program in the 2003 Ontario Budget presented on March 27, 2003.

In response to the preliminary assessment, in the first quarter of 2003 the Corporation determined that it was appropriate to record a reserve of $1.7 million against the $2.8 million that it had previously recorded as a tax credit receivable for claims that the Corporation had made under the OBRI program.

As part of the process of preparing the Corporation's consolidated financial statements, the Corporation is required to estimate the income taxes in each of the jurisdictions in which it operates. This process involves estimating the Corporation's current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Corporation has future income tax assets, the principal components of which are undeducted Scientific Research and Experimental Development expenditures and net operating loss carry forwards. The Corporation believes sufficient uncertainty exists regarding the realizability of these future income tax assets such that a valuation allowance has been taken on the entire amounts. Assumptions regarding the realizability of these future income tax assets are revisited at each balance sheet date. Any changes in the Corporation's overall operating environment and financial performance could result in adjustments to the valuation allowance.

OTHER FACTORS

WorldHeart's near-term commercial operations are exclusively focused on its Novacor LVAS product. Initial commercial success will, therefore, be dependant on the Corporation's ability to continue to increase Novacor sales. Novacor is approved for sale, without limitation, in Europe and Japan and as a bridge-to-transplant device in the United States and Canada. In the U.S. the Federal Drug Administration has filed, with expedited review status, the Corporation's PMA (pre-market approval) supplemental request for use in the long-term or Destination Therapy market. We believe that approval of this submission would increase the market for Novacor substantially.

Pulsatile VADs. WorldHeart has several competitors with commercially approved pulsatile VADs having pumps that are externally located and one that is abdominally implanted. The devices developed by the Corporation's competitors are now primarily used as bridges to transplant. The competitive implantable product was approved during the fourth quarter for destination therapy indications in the U.S. Some of the Corporation's existing known competitors have significantly greater financial, production and marketing resources than the Corporation. WorldHeart believes HeartSaver is the only pulsatile device that is currently at an advanced stage of development.

Non-pulsatile VADs. Research and development is proceeding in several centres for non-pulsatile continuous flow assist devices. Some of these devices are currently being tested in humans. It has not been determined whether these non-pulsatile devices will be acceptable for long-term use. If proven safe and effective, and subject to regulatory approval, non-pulsatile assist devices approved for long-term use could have an adverse effect on the market for WorldHeart's devices.

HeartSaver Development. During 2002 management merged the three HeartSaver development programs into one optimized HeartSaver development program. Although it is expected that the commercialization of the HeartSaver will occur in 2006, which is two years later than the most recent estimates for the original HeartSaver, the development program is expected to result in a heart-assist device that will offer significant improvements over previous versions of HeartSaver in terms of size, weight, ease and flexibility of implant including the ability to implant in the chest cavity or abdomen and for use for left, right or bi-ventricular heart assist, reliability, durability and enhanced manufacturability. Management is confident that the development program, including pre-clinical and clinical trials will be successful and that the necessary regulatory approvals will be received. However, there can be no assurance that this will occur.

Commercial Sales of the Novacor LVAS. Sales of the Novacor LVAS contribute to overhead and other indirect costs of producing the Novacor LVAS product. At current volumes, however, the Novacor commercial operations have contributed only modest gross margin or have resulted in gross margin deficits. To the extent that the Corporation is unable to significantly increase sales and/or reduce per unit manufacturing costs, there is risk that the Corporation could be adversely effected and the Novacor operations could increase the Corporation's net cash consumption.

OUTLOOK

External Environment. The market for an effective device treatment for late-stage heart failure has not diminished during 2002, and despite significant progress on many fronts, no competitive breakthroughs in heart assist products have been announced, or are believed to be imminent. The scope of heart failure is increasing as a result of both population demographic trends, and also as

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a response to the increasing number of survivors from sudden cardiac events, many of who subsequently develop congestive heart failure. The Corporation believes the potential market for its heart assist devices exceeds 100,000 patients per annum in North America, Europe, Japan and certain other countries.

There is growing evidence of increasing clinical acceptance of the use of mechanical circulatory assist therapies in the treatment of late stage heart failure, and the current review by the Centers for Medicare and Medicaid Services in the U.S. of reimbursement coverage for both bridge and destination therapy LVAD use is expected to result in increased payments for procedures using such devices. These developments are expected to accelerate the use of VADs both in the U.S. and elsewhere.

Internal Environment. The Corporation expects to incur further losses from operations at least until 2006 as it continues its HeartSaver research and development program. In addition, increased marketing expenses will result as WorldHeart continues to promote the use of its enhanced Novacor LVAS product in response to both recently received, and anticipated regulatory approvals. These cost increases will be potentially offset by increased net contributions from higher Novacor LVAS sales.

ACCOUNTING POLICIES

Significant differences between GAAP in Canada and the United States are presented in Note 22 to the consolidated financial statements.

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